Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-190799) and related Prospectus of Walter Energy, Inc. for the registration of $500,000,000 principal amount of 9.875% Senior Notes due 2020 and $450,000,000 principal amount of 8.500% Senior Notes due 2021, and to the incorporation by reference therein of our reports dated March 1, 2013, with respect to the consolidated financial statements of Walter Energy, Inc., and the effectiveness of internal control over financial reporting of Walter Energy, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Birmingham, Alabama
September 30, 2013